Dated April 16, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-171408

Relating to Preliminary Prospectus Supplement

Dated April 16, 2012 to Prospectus Dated February 14, 2011

CAPLEASE, INC.

8.375% Series B Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	CapLease, Inc.

Title of Shares:	8.375% Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”)

Number of Shares:	2,000,000 shares

Option to Purchase Additional Shares:	300,000 shares

Maturity:	Perpetual (unless the Issuer decides to redeem the shares at its option or, under limited circumstances where the holders of the Series B Preferred Stock have a conversion right, such holders decide to convert the Series B Preferred Stock into the Issuer’s common stock)

Trade Date:	April 16, 2012

Settlement Date:	April 19, 2012 (T+3)

Dividend Rate:	8.375% per annum of the $25.00 per share liquidation preference (equivalent to approximately $2.09375 per annum per share)

Dividend Payment Dates:	Dividends on the Series B preferred stock will be payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. The first dividend payment date for the Series B preferred stock sold in this offering will be July 16, 2012, since July 15, 2012 is a Sunday, and the dividend payable on that date will be in the amount of $0.500174 per share. If any date on which dividends are first payable is not a business day, then the dividend is paid on the next succeeding business day, and no interest or additional dividends or other sums accrues as a result of any such delay. Dividends on the Series B preferred stock will accumulate whether or not the Issuer has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

Optional Redemption:	The Issuer may not redeem the Series B preferred stock prior to April 19, 2017, except as described below under Special Optional Redemption and in limited circumstances relating to its continuing qualification as a REIT. At any time on and after April 19, 2017, the Issuer may, at its option, redeem the Series B preferred stock, in whole or from time to time in part, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below under “Conversion Rights”), the Issuer may, at its option, redeem the Series B preferred stock, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of redemption. The Issuer refers to this redemption as a ‘‘special optional redemption.’’ If, prior to the Change of Control Conversion Date (as defined below), the Issuer exercises any of its redemption rights relating to the Series B preferred stock (whether its optional redemption right or its special optional redemption right), the holders of Series B preferred stock will not be permitted to exercise the conversion right described below in respect of their shares called for redemption.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series B preferred stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series B preferred stock) to convert some or all of the Series B preferred stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock (or equivalent value of alternative consideration) per share of Series B preferred stock to be converted equal to the lesser of:

• the quotient obtained by dividing (1) the sum of the $25.00 liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B preferred stock dividend payment and prior to the corresponding Series B preferred stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividends will be included in this sum) by (2) the Common Stock Price (as defined below); and

• 11.9904 (referred to as the “Share Cap”), subject to adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of shares of the Issuer’s common stock), subdivisions or combinations (in each case, a ‘‘Stock Split’’) with respect to the Issuer’s common stock as follows: the adjusted Share Cap as the result of a Stock Split will be the number of shares of the Issuer’s common stock that is equivalent to the product obtained by multiplying (1) the Share Cap in effect immediately prior to such Stock Split by (2) a fraction, the numerator of which is the number of shares of the Issuer’s common stock outstanding after giving effect to such Stock Split and the denominator of which is the number of shares of the Issuer’s common stock outstanding immediately prior to such Stock Split.

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For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration (as defined in the preliminary prospectus supplement), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right and in respect of the Series B preferred stock initially offered hereby will not exceed 23,980,800 shares of common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters’ overallotment option to purchase additional shares of Series B preferred stock is exercised, not to exceed 27,577,920 shares of common stock in the aggregate (or equivalent Alternative Conversion Consideration, as applicable) (the ‘‘Exchange Cap’’). The Exchange Cap is subject to pro rata adjustments for any Stock Splits on the same basis as the corresponding adjustment to the Share Cap and is subject to increase in the event that additional shares of Series B preferred stock are issued in the future.

A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series B Preferred Shares when the following has occurred:

•	the acquisition by any person, including any syndicate or group deemed to be a ‘‘person’’ under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•	following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

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The ‘‘Change of Control Conversion Date’’ is the date the Series B preferred stock is to be converted, which will be a business day that is no less than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series B preferred stock.

The ‘‘Common Stock Price’’ will be: (1) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash; and (2) the average of the closing prices for the Issuer’s common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is other than solely cash.

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses) to Issuer:	Approximately $48,425,000 (approximately $55,688,750 if the underwriters exercise their option to purchase additional Series B Preferred Shares in full)

Listing:	NYSE

CUSIP / ISIN:	140288 309 / US1402883094

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citigroup Global Markets Inc.

Co-Managers:	Stifel, Nicolaus & Company, Incorporated
Keefe, Bruyette & Woods, Inc.

The Issuer has filed a registration statement, a prospectus dated February 14, 2011 and a preliminary prospectus supplement dated April 16, 2012 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897, or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

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